SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           SK Technologies Corporation
                          ---------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                          ---------------------------
                         (Title of Class of Securities)

                                   784409-30-2
                          ---------------------------
                                 (CUSIP Number)

                                F. Peter Brewer,
                        c/o SK Technologies Corporation,
                       500 Australian Ave. S., Suite 619,
                           West Palm Beach, FL 33401,
                                 (561) 651-4146
                           ---------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  April 1, 2004
                           ---------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.    784409-30-2
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1)   Names of Reporting  Persons/  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                Starliner Systems Inc.  (N/A)
----------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)
-----------------------------------------------------------------
3)   SEC Use Only

-----------------------------------------------------------------
4)   Sources of Funds (See Instructions):       PF

-----------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-----------------------------------------------------------------

6)   Citizenship or Place of Organization:      British Virgin Islands

Number of                (7)  Sole Voting Power                      14,870,920
Shares Bene-
ficially                 (8)  Shared Voting Power                             0
Owned by
Each Report-             (9)  Sole Dispositive Power:                14,870,920
ing Person
With                    (10)  Shared Dispositive Power                        0

-----------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   14,870,920

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)  Percent of Class Represented by Amount in Row (11):                  75.7%

14)  Type of Reporting Person (See Instructions):       CO


Item 1. Security and Issuer

This statement relates to the common stock, $0.001 Par Value, ("Common Stock") of SK Technologies Corporation (the "Issuer"). The principal executive offices of the Issuer are presently located at 500 Australian Ave. S., Suite 619, West Palm Beach, FL 33401.

Item 2. Identity and Background

This statement is filed by Starliner Systems Inc., a corporation organized in the British Virgin Islands. Its principal business is investments. Its principal executive offices are presently located at 37 Clarges Street, Flat 21, Mayfair, London, United Kingdom W1J7EL. Its mailing address is 37 Clarges Street, Flat 21, Mayfair, London, United Kingdom W1J7EL.

During the last five (5) years, Starliner Systems Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, Starliner Systems Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On April 1, 2004, Starliner Systems Inc. made a cash payment to certain shareholders of the Company in the amount of three hundred fifty thousand dollars ($350,000) in exchange for 14,870,920 shares of the Company's outstanding restricted Common Stock, subject to Section 4(1) of the Securities Act of 1933, as amended, in addition to 211,034 shares of the Company's outstanding Series B Preferred Stock and all 793 shares of the Company's outstanding Series D Preferred Stock.

Item 4. Purpose of Transaction

The purpose of the cash payment was to effect a change of control in the Company. This transaction will likely result in a change in the present Board of Directors of the Company.

Item 5. Interest in Securities of the Issuer

As of April 1, 2004, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 may be found in rows 11 and 13 of the cover pages.

The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2004


/s/ Starliner Systems Inc.
F. Peter Brewer, President
------------------------------
F. Peter Brewer, President,
on behalf of Starliner Systems Inc.